Exhibit 99.2

Consolidated Financial Statements

Year Ended December 31, 2019

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying audited consolidated financial statements of Aurinia Pharmaceuticals Inc. (the Company) are the responsibility of management.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect, where appropriate, management’s best estimates and judgments based on currently available information. Management has prepared the financial information presented elsewhere in the Management’s Discussion and Analysis and has ensured it is consistent with the consolidated financial statements.
The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The Board of Directors (the Board) exercises its responsibility over the consolidated financial statements and over financial reporting and internal controls principally through the Company’s Audit Committee. The Board appoints the Audit Committee and its members are outside and unrelated directors. The Audit Committee meets periodically with management to discuss internal controls over the financial reporting process and financial reporting issues and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board before such statements are approved by the Board. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) on behalf of the shareholders. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

(Signed) “Peter Greenleaf”	(Signed) “Dennis Bourgeault”
Chief Executive Officer	Chief Financial Officer

Victoria, British Columbia
March 4, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Aurinia Pharmaceuticals Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Aurinia Pharmaceuticals Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

“/s/PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Edmonton, Canada
March 4, 2020

We have served as the Company's auditor since at least 1997. We have not been able to determine the specific year we began serving as auditor of the Company.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Financial Position As at December 31, 2019
(expressed in thousands of US dollars)

	2019 $	2018 $
Assets
Current assets
Cash and cash equivalents	306,019	117,967
Short term investments (note 5)	—	7,889
Accounts receivable and accrued interest receivable	368	217
Prepaid expenses and deposits	8,750	6,775
	315,137	132,848
Clinical trial contract deposits	209	358
Property and equipment (note 6)	93	41
Acquired intellectual property and other intangible assets (note 7)	11,244	12,616
	326,683	145,863
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	11,177	7,071
Deferred revenue (note 10)	118	118
Contingent consideration (note 11)	—	72
	11,295	7,261
Deferred revenue (note 10)	206	324
Contingent consideration (note 11)	5,113	3,956
Royalty obligation (note 12)	7,200	—
Derivative warrant liabilities (note 13)	29,353	21,747
	53,167	33,288
Shareholders’ Equity
Common shares (note 14)	790,472	504,650
Contributed surplus	23,655	24,690
Accumulated other comprehensive loss	(805)	(805)
Deficit	(539,806)	(415,960)
	273,516	112,575
	326,683	145,863

Commitments and contingencies (note 22)
Subsequent events (note 25)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

(signed) Joseph P. Hagan	(signed) George M. Milne
Director	Director

Aurinia Pharmaceuticals Inc. Consolidated Statements of Operations and Comprehensive Loss For the years ended December 31, 2019 and December 31, 2018
(expressed in thousands of US dollars, except per share data)

	2019 $	2018 $
Revenue (note 10)
Licensing revenue	318	118
Contract revenue	—	345
	318	463
Expenses
Research and development (note 15)	52,866	41,382
Corporate, administration and business development (note 15)	22,154	13,674
Amortization of acquired intellectual property and other intangible assets (note 7)	1,389	1,545
Amortization of property and equipment (note 6)	159	20
Other expenses (note 16)	8,991	169
	85,559	56,790
Loss before interest income, finance costs, change in estimated fair value of derivative warrant liabilities and income taxes	(85,241)	(56,327)
Interest income	2,702	2,234
Finance costs (note 16)	(39)	—
Loss before change in estimated fair value of derivate warrant liabilities and income taxes	(82,578)	(54,093)
Change in estimated fair value of derivative warrant liabilities (note 13)	(41,124)	(9,954)
Loss before income taxes	(123,702)	(64,047)
Income tax expense (note 17)	144	73
Net loss and comprehensive loss for the year	(123,846)	(64,120)
Net loss per common share (note 18) (expressed in $ per share)
Basic and diluted loss per common share	(1.33)	(0.76)
Certain lines in the statement of operations and comprehensive loss has been disaggregated and re-labeled as described in note 16.
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Changes in Shareholders’ Equity For the years ended December 31, 2019 and December 31, 2018
(expressed in thousands of US dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity $
Balance – January 1, 2019	504,650	—	24,690	(415,960)	(805)	112,575
Issue of common shares	236,747	—	—	—	—	236,747
Share issue costs	(13,629)	—	—	—	—	(13,629)
Exercise of derivative warrants	40,507	—	—	—	—	40,507
Exercise of stock options	22,197	—	(8,449)	—	—	13,748
Stock-based compensation	—	—	7,414	—	—	7,414
Net loss and comprehensive loss for the year	—	—	—	(123,846)	—	(123,846)
Balance - December 31, 2019	790,472	—	23,655	(539,806)	(805)	273,516

Balance – January 1, 2018	499,200	906	18,360	(351,840)	(805)	165,821
Exercise of warrants	3,977	(906)	—	—	—	3,071
Exercise of stock options	1,473	—	(530)	—	—	943
Stock-based compensation	—	—	6,860	—	—	6,860
Net loss and comprehensive loss for the year	—	—	—	(64,120)	—	(64,120)
Balance - December 31, 2018	504,650	—	24,690	(415,960)	(805)	112,575
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Cash Flows For the years ended December 31, 2019 and December 31, 2018
(expressed in thousands of US dollars)

	2019 $	2018 $
Cash flow provided by (used in)
Operating activities
Net loss for the year	(123,846)	(64,120)
Adjustments for
Amortization of deferred revenue	(118)	(118)
Amortization of property and equipment	159	20
Amortization of acquired intellectual property and other intangible assets	1,389	1,545
Change in value and amortization of short term investments discount (note 20)	5	13
Revaluation of contingent consideration	1,185	236
Unrealized foreign exchange on lease liability	18	—
Interest expense	39	—
Gain on derecognition of right-of-use asset	(54)	—
Royalty obligation expense	7,200	—
Change in estimated fair value of derivative warrant liabilities	41,124	9,954
Stock-based compensation	7,414	6,860
	(65,485)	(45,610)
Contingent consideration milestones paid	(100)	—
Net change in other operating assets and liabilities (note 20)	2,129	(6,000)
Net cash used in operating activities	(63,456)	(51,610)

Investing activities (note 20)
Proceeds on maturity of short term investments	7,884	36,093
Purchase of short term investments	—	(36,084)
Purchase of equipment	(87)	(30)
Capitalized patent costs	(17)	(45)
Net cash generated from (used in) investing activities	7,780	(66)

Financing activities (note 20)
Net proceeds from commons shares issued pursuant to Public Offering	179,918	—
Net proceeds from commons shares issued pursuant to ATM facilities	43,200	—
Proceeds from exercise of stock options	13,748	943
Proceeds from exercise of derivative warrants	6,989	—
Principal elements of lease payments	(127)	—
Proceeds from exercise of warrants	—	3,071
Net cash generated from financing activities	243,728	4,014
Increase (decrease) in cash and cash equivalents during the year	188,052	(47,662)
Cash and cash equivalents – Beginning of year	117,967	165,629
Cash and cash equivalents – End of year	306,019	117,967
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

1	Corporate information
Aurinia Pharmaceuticals Inc. or the Company is a late clinical stage biopharmaceutical company, focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), focal segmental glomerulosclerosis (FSGS), and Dry Eye Syndrome (DES).
Aurinia's head office is located at #1203-4464 Markham Street, Victoria, British Columbia, and its registered office is located at #201, 17873-106 A Avenue, Edmonton, Alberta.
Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s common shares are currently listed and traded on the Nasdaq Global Market (Nasdaq) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP.
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Basis of preparation
Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) .
The consolidated financial statements were authorized for issue by the Board of Directors on March 4, 2020.
Basis of measurement
The consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.
Functional and presentation currency
These consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.
Summary of significant accounting policies and changes in accounting policies
Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies. The Company has a 100% voting interest in all of its subsidiaries.
Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated.
Translation of foreign currencies
Each asset and liability, revenue or expense arising from a foreign currency transaction is recorded at average rates of exchange during the period. The monetary assets and liabilities denominated in foreign currencies are translated into US dollars at rates of exchange in effect at the end of the period. Foreign exchange gains and losses arising on translation or settlement of a foreign currency denominated monetary item are included in the consolidated statements of operations and comprehensive loss.
All references to CA$ are to the lawful currency of Canada.
Revenue recognition
The Company has agreements in specific regions with strategic partners. These agreements may include one-time payments (upfront payments), payments in the form of cost reimbursements, milestone payments, royalties and license fees.
Once the Company determines that a contract exists and the contract is with a customer, it identifies the performance obligations within the contract. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services and is the unit of account for recognizing revenue.
Next the Company determines the transaction price. The transaction price reflects the amount of consideration to which the Company expects to be entitled in exchange for the goods or services transferred. Management takes into account consideration that is variable

(1)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
The transaction price is then allocated to the various performance obligations based on the relative standalone selling prices of the goods or services being provided.
Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a partner at a point in time or over time.
Where the period between the transfer of goods or services to the customer and payment exceeds one year the transaction prices are adjusted for the time value of money.
Revenues for each unit of accounting are recorded as described below:

•	Licensing revenues
License revenues represent non-refundable payments received at the time of signature of license agreements. The licensing agreement can represent a right to access, that transfers over time or a right to use, that transfers at a point in time.
The promise is to provide a right to access when the contract requires, or the customer reasonably expects, that the Company will undertake activities that significantly affect the intellectual property to which the customer has rights, when the rights granted by the license directly expose the customer to any positive or negative effects of the Company’s activities that may significantly affect the intellectual property and those activities do not result in the transfer of a good or service to the customer as those significant activities occur. If these criteria are met, the Company recognizes the revenue on a systematic basis over the period which the related services and activities are rendered and all obligations are performed.
If these criteria are not met, it is a right to use a license, and the revenue is recognized when the license is granted to the customer at a point in time.

•	Contract revenue
Contract revenue includes any other contracts service or sale agreements entered into outside of licensing arrangements. These contracts include non-refundable payments received in milestones or royalty payments which are recognized according to the milestone payments and royalty payments following.

•	Milestone payments
Milestone payments can be part of both licensing arrangements and other service or sale contracts. These are generally based on developmental or regulatory events, are forms of variable consideration and are only included in the transaction price and recognized as revenue when it is highly probable that a significant reversal will not occur when the uncertainty associated with the milestone is subsequently resolved.

•	Royalty payments
Royalty payments can be part of both licensing arrangements and other service or sale contracts. Royalty payments are recognized only when the later of the subsequent sale occurs and the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits held with banks and other short term highly liquid investments with original maturities of three months or less. Cash equivalents are readily converted into known amounts of cash, and are subject to an insignificant risk of change in value.
Property and equipment
Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.
The major categories of property and equipment are amortized on a straight-line basis as follows:

Computer equipment and software	3 years
Office equipment and furniture	5 years
Leasehold improvements	term of the lease

(2)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

Acquired intellectual property and other intangible assets
External patent costs specifically associated with the preparation, filing and obtaining of patents are capitalized and amortized straight-line over the shorter of the estimated useful life and the patent life, commencing in the year of the grant of the patent. Other intellectual property expenditures are recorded as research and development expenses on the consolidated statements of operations and comprehensive loss as incurred.
Separately acquired intellectual property is shown at historical cost. The initial recognition of a reacquired right is recognized as an intangible asset measured on the basis of the remaining contractual term of the related contract. If the terms of the contract giving rise to a reacquired right are favourable or unfavourable relative to the terms of current market transactions for the same or similar items, the difference is recognized as a gain or loss in the consolidated statements of operations and comprehensive loss upon initial recognition. Purchased intellectual property and reacquired rights are capitalized and amortized on a straight-line basis in the consolidated statements of operations and comprehensive loss over periods ranging from 10 to 20 years.
Impairment of non-financial assets
Property and equipment and acquired intellectual property and other intangible assets with a finite useful life are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.
Share capital
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. Transaction costs might be incurred in anticipation of an issuance of equity instruments and across reporting periods. As such the costs are deferred on the balance sheet until the equity instrument is recognized. Deferred costs are subsequently reclassified as a deduction from equity when the equity instruments are recognized. If the equity instruments are not subsequently issued, the transaction costs are recognized as an expense.
Proceeds from the issue of common share purchase warrants (warrants) treated as equity are recorded as a separate component of equity. Costs incurred on the issue of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model, which incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value is included as a component of equity and is transferred from warrants to common shares on exercise.
Provisions
A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
Royalty obligation
Pursuant to IAS 19 Employee Benefits, the Company recognizes future royalty benefits provided by employee retention arrangements, as a royalty obligation, which is recognized when the Company determines that it may be liable to make future payments. The Company has therefore recorded a royalty obligation liability for estimated future employee benefits relating to applicable historical employment arrangements that are not expected to be settled within 12 months after the year end.

Initially, these obligations are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting periods. Subsequent remeasurements as a result of performance obligations met by the Company or changes in assumptions are recognized in net loss
Research and development
Under IAS 38, research expenses are recognized in profit or loss when incurred.
Internally generated development expenses are recognized as an intangible asset if, and only if, all the following six criteria can be demonstrated: (a) the technical feasibility of completing the development project; (b) the Company's intention to complete the project; (c) the Company's ability to use the project; (d) the probability that the project will generate future economic benefits; (e) the availability of adequate technical, financial and other resources to complete the project; and (f) the ability to measure the development expenditure reliably.
Due to the risks and uncertainties relating to regulatory approval and to the research and development process, the six criteria for capitalization are usually considered not to have been met until the product has marketing approval from the regulatory authorities. Consequently, internally generated development expenses arising before market approval has been obtained, mainly the cost of clinical

(3)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

trials, are generally expensed as incurred with Research and development expenses. No development costs have been capitalized to date.
Inventory purchased ahead of regulatory approvals is fully provisioned, and the charge is included in research and development in the consolidated statement of operations as its ultimate use cannot be assured. If this inventory can be subsequently sold, the provision is released. During the year the Company purchased $6,620,000 of compound to be used in commercial inventory. As regulatory approval has not been achieved this inventory has been fully provided for.
Stock-based compensation
The Company records stock-based compensation related to employee stock options granted using the estimated fair value of the options at the date of grant. The estimated fair value is expensed as employee benefits over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related services at the vesting date. The corresponding charge is to contributed surplus which is converted to share capital upon exercise. Any consideration received by the Company in connection with the exercise of stock options is credited to share capital.
Leases
From January 1, 2019 the Company accounted for leases in accordance with IFRS 16. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

• the contract involves the use of an explicitly or implicitly identified asset;
• the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
• the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease, the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, restoration costs, and lease payments made at or before the commencement date less any lease incentive received, if any.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property and equipment line and lease liabilities in the lease liability line on the consolidated statement of financial position.

Short term leases and leases of low value assets
The Company has elected to use the practical expedient permitted by the standard and not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short term leases and leases of low value assets are recognized as an expense in the consolidated statement of operations and comprehensive loss.

For periods prior to January 1, 2019 the Company recognized operating lease payments in the consolidated statement of operations and comprehensive loss on a straight-line basis over the term of the lease.

(4)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

Income tax
Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in shareholders’ equity.
Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.
In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position dates and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable the assets can be recovered.
Earnings (loss) per share
Basic earnings (loss) per share (EPS) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and warrants.
Financial instruments
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.
A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.
Financial assets and liabilities are classified into three categories: amortized cost, fair value through profit or loss (“FVPL”) and fair value through other comprehensive income (FVOCI). The classification of financial assets is determined by their context in the Company's business model and by characteristics of the financial assets contractual cash flows.

Financial assets and financial liabilities are measured at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument's classification. At initial recognition, the Company classifies its financial instruments in the following categories:

i)
Amortized cost: Cash and cash equivalents, short term investments, accounts receivable and accrued interest receivable and accounts payable and accrued liabilities are measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows. The financial assets and financial liabilities are subsequently measured at amortized cost using the effective interest method.

ii)
FVPL: The contingent consideration provided to ILJIN SNT Co., Ltd. (ILJIN) (see note 11) and the derivatives warrant liabilities (see note 13) are measured initially at FVPL and are subsequently measured at fair value with changes in fair value immediately charged to the consolidated statements of operations.

iii)
FVOCI: Financial assets measured at FVOCI are subsequently measured at fair value with changes in fair value being recognized in OCI net of tax. Transaction costs related to the purchase of financial assets are measured at FVOCI. Interest impairment and foreign exchange gains or losses are recognized in the statement of operations while all other gains or losses are recognized in OCI. The Company has not classified any equity instruments at FVOCI.

Impairment of financial assets
The Company uses a forward-looking expected credit loss model (ECL) for financial assets measured at amortized cost or FVOCI, except for investments in equity instruments, and to contract assets. Loss allowances are measured on either of the following bases: i.

(5)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

12-month ECLs which are ECLs that result from possible default events within 12 months after the reporting date; and ii. lifetime ECLs which were ECLs that result from all possible default events over the expected life of financial instruments.

For receivables, the Company applies the simplified, forward-looking approach whereby a lifetime expected loss allowance for all trade receivables is to be recognized from initial recognition of the receivables. Impairment losses on financial assets carried at amortized cost or FVOCI are reversed in subsequent years if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. For debt instruments carried at amortized cost, the Company uses a ECL model which depends on whether there has been a significant increase in the credit risk.

3	New Accounting Standards Adopted in the Year
The Company has adopted IFRS 16 Leases (IFRS 16) with the date of initial application of January 1, 2019 using the modified retrospective approach. In accordance with the transitional provisions in IFRS 16 comparative figures have not been restated, rather the reclassifications and adjustments arising from the adoption of this standard are recognized in the opening statement of financial position on January 1, 2019. The impact of adoption of IFRS 16 is disclosed in note 9.

4	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.
Critical estimates in applying the Company’s accounting policies

•	Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations. The impact of changes in key assumptions is described in note 11.

•	Royalty obligation
As the royalty obligation is a calculation of future payments the Company is required to use judgment to determine the most appropriate model to use to measure the obligation and is required to use significant judgment and estimates in determining the inputs into the model. There are multiple unobservable inputs. The determination of these cash flows is subject to significant estimates and assumptions including:

•	Net pricing - this includes estimates of the gross pricing of the product, gross to net discount and annual price escalations of the product

•
Number of patients being treated - this includes various inputs to derive the number of patients receiving treatment including the number of patients receiving treatment, market penetration, time to peak market penetration, and the timing of generics entering the market

•	Probability of success and occurrence - this is the probability of the future cash outflows occurring

•	Discount rate - the rate selected to measure the risks inherent in the future cash flows

Management developed the model and inputs in conjunction with their internal scientific team and utilized third party scientific studies, information provided by third party consultants engaged by the Company and research papers as sources to develop their inputs. They also utilized the market capitalization of the Company as one input into the model. Management believes

(6)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

the liability is based on reasonable assumptions, however these assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. Reasonable possible changes in the assumptions have a material impact on the estimated value of the obligation. There are numerous significant inputs into the model all of which individually or in combination result in a material change to the obligation.

The key assumptions used by management include the estimated probability of market approval of 86%, and the discount rate of 12%. If the probability of success were to increase to 95% this would increase the obligation by $737,000 and if it were to decrease to 77% this would decrease the obligation by $737,000. If the discount rate were to increase to 14%, this would decrease the obligation by $860,000, and if it were to decrease to 10%, this would increase the obligation by $1,022,000. An increase or decrease in the estimated gross pricing by 10% would result in a $700,000 change in the obligation. An increase or decrease in the estimated number of patients being treated by 10% would result in a $700,000 change in the obligation. A change in the obligation value would also impact the related expense.

•	Derivative Warrant Liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.
The Company uses the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants. The impact of changes in key assumptions is described in note 13.

•	Fair value of stock options
Determining the fair value of stock options on the grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the term of the underlying instrument.
Critical judgments in applying the Company’s accounting policies

•	Revenue recognition
Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate performance obligations and to allocate related consideration to each separate performance obligation. Where deferral of license fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. The estimate of variable consideration requires significant judgment and an assessment of their potential reversal. Management also uses judgment in assessing if a license is a right to use or a right to access intellectual property. Factors that are considered include whether the customer reasonably expects (arising from the entity's customary business practices) that the entity will undertake activities that will significantly affect the intellectual property, the rights granted by the license directly expose the customer to any positive or negative effects of the entity's activities and whether those activities transfer a separate good or service to the customer. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

•	Impairment of intangible assets
The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at December 31, 2019, management concluded there were none.
•Royalty obligation
The Company follows the guidance of IAS 19 in assessing the recognition of a royalty obligation. The recognition of a royalty obligation and the determination of the amount to record is based on estimates and assumptions. Judgment is

(7)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

necessary to determine these estimates and assumptions which include determining the likelihood of future material payments becoming probable and the the best methods by which to quantify these payments.
During the year the Company successfully completed the phase 3 trial for lupus nephritis and as result is in the process of preparing an NDA submission for regulatory approval with the FDA. As a result of this milestone being achieved, management has determined that future royalties are more probable to be payable in the future than in previous years, and therefore has recorded a royalty obligation.
Management determined that an income approach using an internal risk -adjusted net present value analysis was the best estimate to measure the obligation. This approach was further supported by a valuation model utilizing a market capitalization approach.

•	Derivative warrant liabilities
Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for common shares and therefore the classification is not relevant.

•	Capitalization of research and development expense
Internal development expenditure is capitalized if it meets the recognition criteria of IAS 38 Intangible Assets. This is considered a key judgment. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures is recognized in net loss and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority.
Judgment is applied in determining the starting point for capitalizing internal development costs. However, a strong indication that the criteria in IAS 38 to capitalize these costs arises when a product obtains final approval by a regulatory authority. It is the clearest point at which the technical feasibility of completing the asset is proven and is the most difficult criterion to demonstrate. Filing for obtaining regulatory approval is also sometimes considered as the point at which all relevant criteria including technical feasibility are considered met. During 2019 the Company successfully completed the phase 3 trial for lupus nephritis. At December 31, 2019 the Company had not made an application for regulatory approval or received regulatory approval in any market. Therefore, in management's judgment the criteria to capitalize development costs had not been met. Additional information is included in note 15.

•	Deferred tax asset
The company recognizes deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax planning strategies and deferred tax liabilities will be available against which the tax losses can be utilized. Estimation of the level of future taxable profits is therefore required in order to determine the appropriate carrying value of the deferred tax asset. Given the company's past losses, plans to continue research and development in other indications and uncertainty of its ability to generate future taxable profit, management does not believe that it is more probable than not that the company can realize its deferred tax assets and therefore, it has not recognized any amount in the consolidated statements of financial position. Additional information is included in note 17.

5	Short term investments
There were no short term investments held by the Company at December 31, 2019.
The Company's classification of short term investments at December 31, 2018 is as noted below:

	Amortized Cost	Fair Value
	2018 $	2018 $
Canadian Government Bond	3,912	3,902
Bank of Nova Scotia Treasury Note	3,977	3,955
	7,889	7,857
The average duration of the interest-bearing securities held at December 31, 2018 was 1.69 years and the average yield to maturity was 1.64%.

(8)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

6	Property and equipment

	Computer equipment and software $	Office equipment and furniture $	Leasehold improvements $	Right-of-use Asset $	Total $
Year ended December 31, 2019
As at January 1, 2019	39	2	—	—	41
Additions	87	—	—	425	512
Amortization	(33)	(2)	—	(124)	(159)
Derecognition of right-of-use asset	—	—	—	(301)	(301)
Net book value	93	—	—	—	93
As at December 31, 2019
Cost	175	41	34	425	675
Accumulated amortization	(82)	(41)	(34)	(124)	(281)
Derecognition of right-of-use asset	—	—	—	(301)	(301)
Net book value	93	—	—	—	93

Year ended December 31, 2018
As at January 1, 2018	28	3	—	—	31
Additions	30	—	—	—	30
Amortization	(19)	(1)	—	—	(20)
Net book value	39	2	—	—	41
As at December 31, 2018
Cost	94	41	34	—	169
Accumulated amortization	(55)	(39)	(34)	—	(128)
Net book value	39	2	—	—	41

(9)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

7	Acquired intellectual property and other intangible assets

	Patents $	Acquired intellectual property and reacquired rights $	Total $
Year ended December 31, 2019
Opening net book value	558	12,058	12,616
Additions	17	—	17
Amortization for the year	(104)	(1,285)	(1,389)
Closing net book value	471	10,773	11,244
As at December 31, 2019
Cost	1,568	19,075	20,643
Accumulated amortization	(1,097)	(8,302)	(9,399)
Net book value	471	10,773	11,244

Year ended December 31, 2018
Opening net book value	773	13,343	14,116
Additions	45	—	45
Amortization for the year	(260)	(1,285)	(1,545)
Closing net book value	558	12,058	12,616
As at December 31, 2018
Cost	1,551	19,075	20,626
Accumulated amortization	(993)	(7,017)	(8,010)
Net book value	558	12,058	12,616

The remaining amortization period of the acquired intellectual property and other intangible assets calculated using the weighted average of the remaining useful life is 8.59 years.

8Accounts payable and accrued liabilities

	2019 $	2018 $
Trade payables	4,153	2,951
Other accrued liabilities	3,281	1,849
Employee accruals	3,743	2,271
	11,177	7,071

9	Leases
The Company adopted IFRS 16 using the modified retrospective method with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company also elected to use the practical expedients permitted by the standard for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option and lease contracts for which the underlying asset is of low value. The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application.

On adoption the Company was required to analyze all current commitments and determine which agreements were within the scope of IFRS 16 Leases. The Company determined that its three facility agreements, previously classified as operating leases under the principles of IAS 17 Leases, were within the scope of the new standard.
For the lease of our head office facility in Victoria, British Columbia the Company recognized a right-of-use asset and a corresponding lease liability as at January 15, 2019 at which time a modification to an existing, and almost expired, lease agreement was signed. The modification extended the lease term an additional 36 months rendering the practical expedient not applicable to the Victoria facility lease. The right-of-use asset was recognized based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was measured at the present value of the remaining lease payments and was discounted using the Company's estimated incremental borrowing rate as at January 15, 2019, over the term of the lease. On December 6, 2019, the head lessee provided notice to the landlord the intent to terminate the lease effective December 31, 2020. As a result the Company's sublease with the head lessee will also terminate effective December 31, 2020. Therefore the current sublease at

(10)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

December 31, 2019 has a remaining term of 12 months and as a result of this modification this lease is now treated as a short term lease, requiring a derecognition of the right-of-use asset and lease liability effective December 6, 2019.
For the two other facility leases identified, the Company was able to apply a practical expedient permitted by the standard, which allowed the Company to account for operating leases with a remaining lease term of 12 months or less as at January 1, 2019 as short term leases. For the year ended December 31, 2019, the Company incurred short-term lease expense of $67,000 and variable lease expense of $79,000.
A reconciliation of the operating lease commitments disclosed applying IAS 17 in the December 31, 2018 annual audited financial statements and the least liability recognized at the date of initial application of IFRS 16 is as follows:

$
Operating lease commitments disclosed at December 31, 2018	800
Less: adjustment resulting from lease modification made in January 2019	(497)
Less: operating costs not included in measurement of lease liability	(287)
Less: short-term leases recognized on a straight-line basis as expense	(16)
Lease liability recognized as at January 1, 2019	—

On January 15, 2019 the Company recognized a $425,000 right-of-use asset and a $425,000 lease liability. When measuring the lease liability, the Company discounted lease payments using its incremental borrowing rate at January 15, 2019. The incremental borrowing rate applied to the lease liability on January 15, 2019 was 10%.
The change in accounting policy resulted in the following adjustments to the statement of financial position and statement of operations and comprehensive loss:

$
January 15, 2019 - Recognition of lease liability	425
Lease liability payments	(127)
Interest expense	39
Foreign exchange impact on lease liability	18
Derecognition of lease liability	(355)
December 31, 2019 - Lease liability	—

January 15, 2019 - Recognition right-of-use asset	425
Right-of-use asset amortization	(124)
Derecognition of right-of-use-asset	(355)
Gain on derecognition of right-of-use asset	54
December 31, 2019 - Right-of-use asset	—

10	Licensing revenue, contract revenue and deferred revenue
Licensing Revenue
The Company recorded licensing revenue of $118,000 (2018 - $118,000) related to the upfront license payment of $1,500,000 received in 2010 pursuant to the 3SBio Inc. license agreement. Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. The deferred licensing fee revenue is recognized on a straight-line basis as the Company satisfies the performance obligations over the life of the patents and the benefit to the customer transfers ratably throughout the patent live, which expires in 2022. As at December 31, 2019, $324,000 (2018 - $442,000) of deferred revenue remains relating to this payment. The Company will provide commercial supply to 3SBio on a cost-plus basis and will receive ongoing royalties based on sales of voclosporin by 3SBio.
On April 17, 2017, the Company entered into an agreement with Merck Animal Health (“MAH”) whereby the Company granted them worldwide rights to develop and commercialize its patented nanomicellar voclosporin ophthalmic solution (“VOS”) for the treatment of Dry Eye Syndrome in dogs. The Company received a milestone payment of $200,000 in 2019. This agreement provided MAH with a right to use intellectual property. MAH was able to direct the use of and obtain substantially all of the benefits from the license at the time that control of the rights were transferred and therefore, this $200,000 milestone payment was recognized as revenue in the

(11)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

year ended December 31, 2019. The Company is eligible to receive further payments based on certain development and sales milestones and receive royalties based on global product sales.
Contract Revenue
In 2018 the Company earned a contract milestone of $345,000 (CA$450,000) pursuant to a purchase and sale agreement dated February 14, 2014 between Ciclofilin Pharmaceuticals Corp. (now Hepion Pharmaceuticals, Inc.) and Aurinia Pharmaceuticals Inc. under which the Company sold the Non-Immunosuppressive Cyclosporine Analogue Molecules (NICAMs) early stage research and development asset to Ciclofilin. The Company is eligible to receive further payments based on certain development and sales milestones and to receive royalties based on global product sales. The Company has no obligations under this agreement.

11	Contingent consideration
The outstanding fair value of contingent consideration payable to ILJIN an affiliated shareholder and related party, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, payments of up to $10,000,000 may be paid dependent on the achievement of pre-defined clinical and marketing milestones.
During the year, a pre-defined milestone was achieved and as a result the Company paid $100,000 to ILJIN. This milestone combined with previous milestone payments of $2,150,000 in 2017 has reduced the original contingent consideration from $10,000,000 to $7,750,000 at December 31, 2019. During 2018 no payments were made to ILJIN.
At December 31, 2019, if all of the remaining milestones are met, the timing of these payments is estimated to occur as follows:

$
2021	6,000
2022	625
2024	1,125
7,750

The fair value estimates at December 31, 2019 were based on a discount rate of 10% (2018 - 10%) and a presumed payment range between 50% and 86% (2018 - 50% and 74%). The increase in presumed payment range from 74% to 86% was attributable to the Phase 3 lupus nephritis clinical trial results. The fair value of this contingent consideration as at December 31, 2019 was estimated to be $5,113,000 (December 31, 2018 - $4,028,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.

The increase in contingent consideration of $1,085,000 for the year ended December 31, 2019 was comprised of an increase in fair value of $1,185,000 less the cash payment of $100,000, compared to an increase in contingent consideration of $236,000 for the year ended December 31, 2018. The increase at December 31, 2019 was primarily due to the change in presumed payment range.

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $637,000 as at December 31, 2019. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $637,000 as at December 31, 2019. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $167,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $177,000.

12	Royalty obligation
The royalty obligation is the result of a Resolution of the Board of Directors of the Company dated March 8, 2012 whereby certain executive officers at that time were provided with future potential retention benefits for remaining with the Company as follows:
(a) Pursuant to a resolution of the Board of Directors of the Company on March 8, 2012 and a termination agreement and general release dated February 14, 2014, the Company will be required to pay a royalty, equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company to the Chief Executive Officer at the time of the resolution. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then the Company would be required to pay 0.3% of the value attributable to voclosporin in the transaction.
(b) In addition, pursuant to a resolution of the Board of Directors of the Company on March 8, 2012, and employment agreements, two current executive officers are eligible to receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin

(12)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger, the executives will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, and the entitlement to further royalty or sales payments shall end. Effective October 1, 2019 pursuant to the employment agreements all service conditions have been met. The royalty obligation will terminate upon death.
The Board of Director resolution, dated March 8, 2012, created an employee benefit obligation contingent on the occurrence of uncertain future events. The probability that the specified events will occur affects the measurement of the obligation.
As a result of the completion of the Phase 3 lupus nephritis trial, and the results obtained from the trial in the fourth quarter of 2019 the Company re-assessed the probability of royalty obligation payments being required in the future, and has recorded the royalty obligation of $7,200,000 at December 31, 2019. Until one of the triggering events described in sections 12(a) or 12(b) occur, no royalty payments are required to be paid. Any royalty on sales or licensing are not expected in the next twelve months and therefore the royalty obligation has been classified as long term.

13	Derivative warrant liabilities
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant) . Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$
Balance at January 1, 2019	3,523	15,475	1,738	6,272	5,261	21,747
Conversion to equity (common shares) upon exercise of warrants	(1,832)	(27,598)	(1,738)	(5,920)	(3,570)	(33,518)
Revaluation of derivative warrant liability upon exercise of warrants	—	(182)	—	363	—	181
Revaluation of derivative warrant liability	—	41,658	—	(715)	—	40,943
Balance at December 31, 2019	1,691	29,353	—	—	1,691	29,353

Balance at January 1, 2018	3,523	8,948	1,738	2,845	5,261	11,793
Revaluation of derivative warrant liability	—	6,527	—	3,427	—	9,954
Balance at December 31, 2018	3,523	15,475	1,738	6,272	5,261	21,747
Derivative warrant liability related to December 28, 2016 Bought Deal public offering
On December 28, 2016, the Company completed a $28,750,000 Bought Deal public offering (the Offering). Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

(13)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants with allocated share issuance costs of $655,000 recognized as other expense.
In 2019, certain holders exercised the Warrants for $3.00 per share for a gross proceeds of $5,496,000. These Warrants had an estimated fair value of $27,780,000 on the dates of exercise, determined using the Black-Scholes warrant pricing model. Of this amount $27,598,000 was transferred from derivative warrant liabilities to equity (common shares) and $182,000 was recorded through the statement of operations and comprehensive loss as a part of the change in estimated fair value of derivative warrant liabilities.
The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.
As at December 31, 2019, the Company revalued the remaining derivative warrants at an estimated fair value of $29,353,000 (December 31, 2018 – $15,475,000). The Company recorded an increase in the estimated fair value of the derivative warrant liability of $41,476,000 for the year ended December 31, 2019 (2018 - $6,527,000).
The following assumptions were used to estimate the fair value of the derivative warrant liability on December 31, 2019 and December 31, 2018.

	2019	2018
Annualized volatility	43%	55%
Risk-free interest rate	1.57%	2.45%
Life of warrants in years	1.99	2.99
Dividend rate	0.0%	0.0%
Market price	20.26	6.82
Fair value per Warrant	17.35	4.39
These derivative warrant liabilities are Level 3 recurring fair value measurements. The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $3,433,000 as at December 31, 2019. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $3,433,000.
Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
In 2019, the remaining 1,738,000 derivative warrants outstanding at December 31, 2018 related to the February 14, 2014 private placement offering, were exercised. Certain holders of these Warrants elected the cashless exercise option and the Company issued 687,000 common shares on the cashless exercise of 1,274,000 Warrants. The remaining 464,000 warrants were exercised for cash, at a price of $3.2204 per common share and the Company received cash proceeds of $1,493,000 upon the issuance of 464,000 common shares. Pursuant to the exercise of these warrants, the Company transferred $5,920,000 from derivative warrant liabilities to equity (common shares) and recorded a net adjustment of $363,000 through the Statement of Operations and Comprehensive Loss. There were no warrant exercises in 2018. As as result of the 2019 exercises, the derivative warrant liability of $6,272,000 at December 31, 2018 related to the February 14, 2014 private placement offering has been extinguished upon the exercise of the aforementioned warrants.

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

The Company used the Black-Scholes pricing model to estimate fair value. The following assumptions were used to eliminate the fair value of the derivative warrant liability on December 31, 2018.

2018
Annualized volatility	45%
Risk-free interest rate	2.56%
Life of warrants in years	0.12
Dividend rate	0.0%
Market price	6.82
Fair value per Warrant	3.61
There were no warrants outstanding as December 31, 2019 and therefore no fair value calculation was completed.

14	Share capital

a)	Common shares
Authorized
Unlimited common shares without par value
Issued

	Common shares
	Number (in thousands)	$
Balance as at January 1, 2019	85,500	504,650
Issued pursuant to Public Offering	12,782	179,918
Issued pursuant to At The Market (ATM) Facilities	6,953	43,200
Issued pursuant to exercise of derivative liability warrants (note 13)	2,983	40,507
Issued pursuant to exercise of stock options	3,580	22,197
Balance as at December 31, 2019	111,798	790,472

Balance as at January 1, 2018	84,052	499,200
Issued pursuant to exercise of warrants	1,172	3,977
Issued pursuant to exercise of stock options	276	1,473
Balance as at December 31, 2018	85,500	504,650

December 12, 2019 public offering
On December 12, 2019 the Company completed a public offering of 12,782,439 common shares at a price of $15.00 per share. Gross proceeds from this Offering were $191,737,000 and the share issue costs totaled $11,819,000 which included a 6% underwriting commission of $11,504,000 and professional fees of $315,000.
September 13, 2019 ATM Facility
On September 13, 2019 the Company entered into an Open Market Sale Agreement (the "Sale Agreement") with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time sell, through at-the-market ("ATM") offerings, common shares that would have an aggregate offering price of up to US$40,000,000. Aurinia filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia's short form base shelf prospectus dated March 29, 2018, and Aurinia's shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018. Sales from the ATM offering were only conducted in the United States through Nasdaq at market prices.
Pursuant to this agreement the Company issued 2,345,250 common shares at a weighted average price of $6.40 resulting in gross proceeds of $15,010,000. The Company incurred share issue costs of $640,000 including a 3% commission of $450,000 paid to the agent and professional fees of $190,000 directly related to the ATM. On December 9, 2019, the Company terminated the September 13, 2019 Sale Agreement with Jefferies LLC related to the 2019 ATM.

(15)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

November 30, 2018 ATM facility
On November 30, 2018 the Company entered into an Open Market Sale Agreement (the “Sale Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which the Company sold, through at-the-market (“ATM”) offerings, common shares that would have an aggregate offering price of up to US$30,000,000. Aurinia filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018. Sales from the ATM offering were only conducted in the United States through Nasdaq at market prices.
Pursuant to this agreement the ATM Facility was fully utilized resulting in gross proceeds of $30,000,000 upon the issuance of 4,608,000 common shares at a weighted average price of $6.51. The Company incurred share issue costs of $1,170,000 including a 3% commission of $900,000 paid to the agent and professional and filing fees of $270,000 directly related to the ATM.

b)	Warrants

	Warrants
	Number (in thousands)	$
Balance as at January 1, 2018	1,172	906
Warrants exercised	(1,172)	(906)
Balance as at December 31, 2018	—	—

c)	Stock options and compensation expense
A summary of the stock options outstanding as at December 31, 2019 and 2018 and changes during the years ended on those dates is presented below:

	2019		2018
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$
Outstanding – Beginning of year	7,591	5.51	4,864	4.80
Granted pursuant to Stock Option Plan	2,520	8.14	3,003	6.54
Granted pursuant to Section 613(c) of TSX manual	1,600	8.45	—	—
Exercised	(3,580)	5.09	(276)	4.40
Forfeited	(309)	6.88	—	—
Outstanding – End of year	7,822	7.04	7,591	5.51
Options exercisable – End of year	3,417	6.10	4,510	5.03
The maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at December 31, 2019, there were 111,798,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 13,975,000 options available for issuance under the Stock Option Plan. An aggregate total of 6,172,000 options are presently outstanding in the Stock Option Plan, representing 5.5% of the issued and outstanding Common Shares of the Company.
In addition, on April 29, 2019, the Company granted 1,600,000 inducement stock options to the new Chief Executive Officer pursuant to Section 613(c) of the TSX Company Manual at a price of $6.28 (CA$8.45). The first 25% of these options vest on the one year anniversary of the grant, and the remaining 75% vest in equal amounts over 36 months following the one year anniversary date and are exercisable for a term of ten years. These options are recorded outside of the Company's stock option plan.
Previously, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years, this employee has exercised 150,000 of these options to December 31, 2019. These options are recorded outside of the Company’s stock option plan, and there are 50,000 options remaining as at December 31, 2019.

(16)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.
A summary of the stock options granted pursuant to the Stock Option Plan for the years ended December 31, 2019 and 2018 is presented below:
Year ended December 31, 2019

Grant date	Grant price(6) US$	Grant price(6) CA$	Number (in thousands)
January 29, 2019 - Directors(1)	6.06	8.04	210
January 29, 2019 - Officers(4)	6.06	8.04	875
January 29, 2019 - Employees(2)	6.06	8.04	260
January 29, 2019 - Employees(3)	6.06	8.04	20
March 29, 2019 - Employees(3)	6.42	8.62	10
April 2, 2019 - Employees(3)	6.72	8.97	30
April 24, 2019 - Employees(3)	6.29	8.48	5
April 29, 2019 - Chief Executive Officer(5)	6.28	8.45	1,600
April 29, 2019 - Directors(1)	6.28	8.45	60
April 29, 2019 - Employees(3)	6.28	8.45	10
July 3, 2019 - Directors(1)	6.42	8.39	140
July 3, 2019 - Employees(3)	6.42	8.39	25
August 19, 2019 - Employees(3)	5.90	7.85	455
September 4, 2019 - Employees(3)	5.70	7.56	15
September 26, 2019 - Employees(3)	5.63	7.47	10
October 2, 2019 - Employee(3)	5.11	6.79	5
October 22, 2019 - Employee(3)	4.91	6.43	10
October 28, 2019 - Employees(3)	4.74	6.19	300
November 19, 2019 - Director(1)	5.73	7.59	50
December 13, 2019 - Employees(3)	18.20	23.99	15
December 17, 2019 - Employee(3)	18.69	24.59	15
			4,120

Year ended December 31, 2018

Grant date	Grant price(6) US$	Grant price(6) CA$	Number (in thousands)
February 1, 2018 - Employees(2)	5.30	6.52	503
February 1, 2018 - Officers(2)	5.30	6.52	1,675
February 5, 2018 - Chief Executive Officer(2)	5.19	6.42	400
February 5, 2018 - Directors(1)	5.19	6.42	150
February 9, 2018 - Director(1)	5.09	6.40	50
February 22, 2018 - Director(1)	5.46	6.92	50
March 21, 2018 - Officer(3)	5.40	7.06	150
October 17, 2018 - New Employees(3)	5.93	7.70	25
			3,003

1.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years

2.	These options vest in equal amounts over 36 months and are exercisable for a term of ten years.

3.	These options vest 12/36 on the 12-month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a term of ten years.

4.	These options vest in equal amounts over 24 months and are exercisable for a term of ten years.

5.	These options vest 25% on the 12-month anniversary date and thereafter 75% vest 1/36 per month over the next 36 months and are exercisable for a term of ten years.

(17)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

6.	Stock options are granted at a Canadian Dollar (CA$) exercise price, and converted to US Dollars (US$) based on the exchange rate when these stock options are granted.

Dr. Glickman and the Company entered into a transition agreement whereby upon his retirement as Chairman of the Board and Chief Executive Officer of the Company Dr. Glickman would continue to provide substantive services as an adviser to the Company for a period of 12 months commencing May 6, 2019. Management applied judgment, at that time, in assessing if the services to be provided were substantive. Unvested stock options at May 6, 2019 were modified such that they vest in equal installments over the next 12 months, subject to Dr. Glickman remaining an adviser to the Company at each of the vesting dates.
The transition agreement resulted in 100,000 stock options that would have been forfeited at May 6, 2020 vesting on an accelerated timeline. Therefore, the Company considered that the amount expensed for such awards to date should be reversed. The Company recognized these 100,000 stock options as a new grant based on the fair value at the date of the transition agreement which will be expensed as they vest over the transition period. The Company also revised the allocation over the remaining vesting period to reflect the graded nature of the vesting over the transition period.
Application of the fair value method resulted in charges to stock-based compensation expense of $7,414,000 for the year ended December 31, 2019 (2018 – $6,860,000) with corresponding credits to contributed surplus. For the year ended December 31, 2019, stock compensation expense has been allocated to research and development expense in the amount of $2,693,000 (2018 – $2,697,000) and corporate, administration and business development expense in the amount of $4,721,000 (2018 – $4,163,000).
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2019, this would have increased annual stock compensation expense by approximately $371,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $381,000.
The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2019 and 2018.
The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
The following weighted average assumptions were used to estimate the fair value of the options granted during the year ended December 31:

	2019	2018
Annualized volatility	52%	55%
Risk-free interest rate	1.61%	2.04%
Expected life of options in years	4 years	4 years
Estimated forfeiture rate	15.6%	22.4%
Dividend rate	0.0%	0.0%
Exercise price	$6.14	$5.29
Market price on date of grant	$6.14	$5.29
Fair value per common share option	$2.56	$2.89

(18)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

The following table summarizes information on stock options outstanding as at December 31, 2019:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Number outstanding (in thousands)
3.50 - 3.96	268	1.91	267
4.21 - 4.73	1,107	4.82	1,020
6.19 - 6.92	2,325	7.85	1,143
7.06 - 7.85	715	9.27	95
8.04 - 8.97	3,301	9.07	842
9.45 - 9.45	76	7.32	50
23.99 - 24.59	30	9.96	—
	7,822	7.86	3,417

15	Nature of expenses

	2019 $	2018 $
Research and development
Contract research organizations (CROs) and other third party clinical trial expenses	29,100	27,923
Drug supply and distribution	13,355	4,893
Salaries, incentive pay and employee benefits	5,906	4,260
Stock compensation expense	2,693	2,697
Travel, insurance, patent annuity fees, legal fees and other	1,812	1,609
	52,866	41,382

	2019 $	2018 $
Corporate, administration and business development
Salaries, incentive pay, director fees and employee benefits	7,376	4,600
Stock compensation expense	4,721	4,163
Professional and consulting fees	5,502	2,307
Rent, insurance, information technology and other public company operating costs	2,356	1,704
Travel, tradeshows and sponsorships	2,199	900
	22,154	13,674

(19)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

16	Other expenses and finance costs

	2019 $	2018 $
Other expenses
Royalty obligation expense (note 12)	7,200	—
Revaluation adjustment on contingent consideration (note 11)	1,185	236
Proxy contest costs	720	—
Foreign exchange gain	(60)	(67)
Derecognition right-of-use asset	(54)	—
	8,991	169

Finance costs
Interest expense	39	—
	39	—
Proxy contest costs were related to a dissident shareholder's challenge of the Company's 2019 annual general meeting proxy.
Previously, interest income and finance costs were labeled on the statement of operations and comprehensive loss as other expenses. In 2019 they have been disaggregated and re-labeled as interest income and finance costs.

17	Income taxes
As at December 31, 2019, the Company has available Canadian non-capital losses in the amount of $230,872,000 (2018 – $163,144,000) and scientific research and experimental development expenditures (SRED) in the amount of $5,537,000 (2018– $3,732,000) to reduce Canadian taxable income in future years. The Company has unclaimed investment tax credits of $2,315,000 (2018 – $1,926,000) available to reduce future Canadian income taxes otherwise payable.
The SRED expenditures do not expire. The losses and credits will expire as follows:

	Non-capital losses carried forward $	Federal investment tax credits $
2029	3,294	30
2030	2,341	50
2031	1,786	280
2032	7,425	184
2033	5,325	75
2034	13,032	131
2035	18,749	203
2036	21,140	206
2037	42,230	353
2038	47,735	414
2039	67,815	389

(20)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

As at December 31, 2019 and December 31, 2018, temporary differences for which no deferred tax asset was recognized were as follows:

	2019 $	2018 $
Deferred tax assets (liabilities)
Loss carry-forwards	56,533	44,264
Share issue costs	4,734	2,433
Deferred revenue, contingent consideration and royalty obligation	1,330	1,207
Property and equipment	(14)	—
Intangible assets	1,128	1,248
SRED	1,354	991
Other	268	231
	65,333	50,374
Potential tax assets not recognized	(65,333)	(50,374)
Net deferred tax assets	—	—
Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the consolidated statements of financial position.
The difference between the expected income tax recovery based on a 25.4% (2018 – 27.0%) Canadian statutory tax rate and the actual income tax expense recorded is summarized as follows:

	2019 $	2018 $
Expected recovery at the statutory rate	(31,471)	(17,312)
Non-taxable revaluation of warrant liabilities	10,450	2,688
Non-deductible expenses including stock compensation	2,178	2,157
Effect of change in future tax rate	2,955	—
Difference between statutory and deferred tax rate	721	—
Unrecognized deductible temporary differences	15,167	12,467
Income taxes related to foreign subsidiaries	144	73
Total income tax expense	144	73

18	Net loss per common share
Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the year ended December 31, 2019 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the year ended December 31, 2019 because to do so would be anti-dilutive.

(21)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2019 $	2018 $
Net loss for the year	(123,846)	(64,120)

	Number	Number
Weighted average common shares outstanding	93,024	84,782
	$	$
Net loss per common share (expressed in $ per share)	(1.33)	(0.76)
The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2019	2018
Stock options	7,822	7,591
Warrants (derivative liabilities)	1,691	5,261
	9,513	12,852

19	Segment disclosures
The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.
The following geographic information reflects revenue based on customer location.

	2019 $	2018 $
Revenue
United States	200	345
China	118	118
	318	463

20	Supplementary cash flow information
Net change in other operating assets and liabilities

	2019 $	2018 $
Accounts receivable and accrued interest receivable	(151)	(108)
Prepaid expenses and deposits	(1,975)	(5,094)
Clinical trial contract deposits	149	90
Accounts payable and accrued liabilities	4,106	(888)
	2,129	(6,000)
Interest received	2,619	2,148

(22)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

Cash flows from financing and investing activities:

	Short term investments	Derivative warrants December 28, 2016	Derivative warrants February 14, 2014	Common shares	Warrants	Contributed surplus
Balance at January 1, 2019	7,889	(15,475)	(6,272)	(504,650)	—	(24,690)
Cash flow - Proceeds from short term investments	(7,884)	—	—	—	—	—
Cash flow - Net proceeds from commons shares issued pursuant to Public Offering	—	—	—	(179,918)	—	—
Cash flow - Net proceeds from commons shares issued pursuant to ATM facilities	—	—	—	(43,200)	—	—
Cash flow - Proceeds from exercise of derivative warrants	—	—	—	(6,989)	—	—
Cash flow - Proceeds from exercise of options	—	—	—	(13,748)	—	—
Cash flow - Contingent consideration payments made	—	—	—	—	—
Non-cash changes - Recognition of royalty obligation	—	—	—	—	—	—
Non-cash changes - Conversion to common shares	—	27,598	5,920	(41,967)	—	8,449
Non-cash changes - Fair value adjustments	—	(41,476)	352	—	—	—
Non-cash changes - Stock based compensation	—	—	—	—	—	(7,414)
Non-cash changes - Other	(5)	—	—	—	—	—
Balance at December 31, 2019	—	(29,353)	—	(790,472)	—	(23,655)

Balance at January 1, 2018	7,833	(8,948)	(2,845)	(499,200)	(906)	(18,360)
Cash flow - Purchases	36,084	—	—	—	—	—
Cash flow - Proceeds from short term investment	(36,093)	—	—	—	—	—
Cash flow - Proceeds from exercise warrants	—	—	—	(3,071)	—	—
Cash flow - Proceeds from exercise options	—	—	—	(943)	—	—
Non-cash changes - Conversion to Common Shares	—	—	—	(1,436)	906	530
Non-cash changes - Fair value adjustments		(6,527)	(3,427)	—	—	—
Non-cash changes - Stock Based Compensation	—	—	—	—	—	(6,860)
Non-cash changes - Opening adjustment on change in accounting policy	78	—	—	—	—	—
Non-cash changes - Other	(13)	—	—	—	—	—
Balance at December 31, 2018	7,889	(15,475)	(6,272)	(504,650)	—	(24,690)

(23)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

21	Related parties
Compensation of key management
Compensation awarded to key management, defined as Directors and executive officers,was composed of the following:

	2019 $	2018 $
Salaries and short-term employee benefits	2,575	2,042
Bonuses accrued or paid	1,667	879
Director fees and services	592	446
Stock-based compensation	4,717	4,971
	9,551	8,338
Not included in the above numbers is a royalty obligation accrual of $1,029,000 for two executive officers of the Company which has been recorded in other expenses. The details of this royalty obligation are discussed more fully in note 12 of the audited financial statements for the year ended December 31, 2019.

Other
Stephen P. Robertson, a partner at Borden Ladner Gervais (BLG) acts as the Company’s corporate secretary. The Company incurred legal fees in the normal course of business to BLG of $473,000 for the year ended December 31, 2019 ($135,000 for the year ended December 31, 2018). We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.
The outstanding contingent consideration payable to ILJIN, is the result of an Arrangement Agreement (the Arrangement Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. The contingent consideration payable to ILJIN is more fully discussed in note 11 of the audited consolidated financial statements for the year ended December 31, 2019. As a result of the resignation of Dr. Joon Lee, an employee of ILJIN, in the fourth quarter of 2019, ILJIN is not considered a related party at December 31, 2019.

22	Commitments and contingencies
The Company has entered into contractual obligations for services and materials required for its clinical trial program, drug manufacturing and other operational activities.
The Company entered into an agreement, effective June 1, 2014, to sublease 5,540 square feet of office and storage space at its head office location in Victoria, British Columbia for a term of five years. On December 6, 2018 the Company signed a commitment letter and entered into a new sublease on January 28, 2019 to rent 9,406 square feet of office and storage space at the existing location effective June 1, 2019. The new sublease is for a term of three years, however, the Company has the ability to cancel upon 12 months' notice. The estimated base rent plus operating costs on a monthly basis for the period from January 1, 2020 to May 31, 2020 is approximately US$21,000 per month increasing to approximately US$22,000 per month for the period of June 1, 2020 to December 31, 2020. On December 6, 2019, the head lessee provided notice to the landlord the intent to terminate the lease effective December 31, 2020. As a result the Company's sublease with the head lessee will also terminate effective December 31, 2020.
The Company entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for a term of two years commencing on January 1, 2015 for the Edmonton, Alberta registered office where the Company’s finance group is located. The lease was subsequently renewed until December 31, 2019 at a cost of approximately US$1,400 per month on the same terms as the original lease. On October 1, 2019 the Company entered into an agreement with the same landlord to lease larger premises at #201, 17873 - 106A Avenue, Edmonton, Alberta, consisting of 2,248 square feet of office space, for a term commencing October 1, 2019 to September 30, 2020 at a cost of approximately US$2,200 per month, surrendering the remaining term of the renewal lease previously entered into.

(24)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

Future minimum short term, or low value lease payments for its premises and the minimum amount to exit the Company’s contractual commitments are as follows:

	Short term and low value leases $	Purchase obligations $
2020	283	8,196
2021	—	60
2022	—	—
	283	8,256
Contingencies

i)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)
The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)
The Company has an obligation with a third party pursuant to a technology transfer agreement whereby the Company will be required to pay a $500,000 milestone payment upon approval by the FDA of a new drug application for voclosporin ophthalmic Solution (VOS). VOS is being used in the dry eye syndrome indication. Upon commercialization a 2% royalty on net sales of VOS will also be payable. Alternatively if the Company licenses VOS, 10% of any licensing fees will be owed to the third party. The Company also has the right at any time and at its sole discretion to make a single payment of $5.0 million to the third party which will extinguish all obligations to the third party. Currently the future payments made pursuant to this agreement are indeterminable. Such matters are subject to many uncertainties and therefore no amounts have been accrued related to the agreement.

iv)
The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

23	Capital management
The Company's objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund research and development activities, corporate, administration and business development expenses and working capital requirements.The capital management objective of the Company remains the same as that in the previous period.
Over the past two years, the Company has raised capital via a public offering, the exercise of warrants and stock options and draw-downs under our two ATM facilities as its primary sources of liquidity, as discussed in note 14 - Share capital.
As the Company's policy is to retain cash to keep funds available to finance the activities required to advance the Company's product development it does not currently pay dividends. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(25)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

24	Financial instruments and fair values
As explained in note 2, financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the consolidated statements of operations and comprehensive loss. Those categories are fair value through profit or loss; FVOCI; and, assets and liabilities at amortized cost.
In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

•	Level 1 – defined as observable inputs such as quoted prices in active markets.

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3 – defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined the carrying values of its short term financial assets and financial liabilities, including cash and cash equivalents, short term investments, accounts receivable, accrued receivables and accounts payable and accrued liabilities approximate their fair value because of the relatively short period to maturity of the instruments. Information on the fair value of contingent consideration is included in note 11, and information on the fair value of derivative warrant liability is included in note 13.
Financial risk factors
The Company’s activities can expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

•	Liquidity risk
Liquidity risk is the risk the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage, as discussed in note 23. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s budget, as well as any material transactions out of the ordinary course of business. The Company in 2019 invested its cash equivalents in US denominated term deposits with 30 to 90-day maturities, and short term investments consisting of bonds and treasury notes issued by banks with maturities not exceeding two years to ensure the Company’s liquidity needs are met.
All of the Company’s financial liabilities are due within one year except for the lease liability described in note 9, the contingent consideration, as described in note 11, the royalty obligation as described in note 12 and the derivative warrant liabilities, as described in note 13.

•	Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments are comprised of low risk bank bonds with a maturity of two years or less. Accounts receivable and accounts payable and accrued liabilities bear no interest.
The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s exposure to interest rate risk as at December 31, 2019 was considered minimal as its financial resources are held as cash and cash equivalents.

•	Foreign currency risk
The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2019 and December 31, 2018
(expressed in US dollars, tabular amounts in thousands)

The following table presents the Company’s exposure to the Canadian dollar:

	2019 $	2018 $
Cash and cash equivalents	12,711	364
Accounts receivable and accrued interest receivable	33	24
Accounts payable and accrued liabilities	(2,332)	(1,677)
Net exposure	10,412	(1,289)

	Reporting date rate
	2019 $	2018 $
CA$ – US$	0.770	0.733
Based on the Company’s foreign currency exposure noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the CA$ would have increased the net loss by $1,041,000 assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short term investments which were held at three major Canadian banks. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in expected loss.

25	Subsequent events
Subsequent to December 31, 2019, the Company issued 499,000 common shares upon the exercise of 499,000 stock options for proceeds of $1,974,000. The Company also granted 1,867,000 stock options to new employees at a weighted average exercise price of $18.66(CA $24.64).

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